# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RANGE IMPACT, INC., CIK 0001438943
CUSIP: 92849B107
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 200 PARK AVENUE, SUITE 4, CLEVELAND, Ohio (OH), 44122
Date of event which requires filing of this statement: 09/23/2025
Amends the filing with accession number 0001493152-25-003386
Filed by CIK 0001025708
Persons authorized to receive notices and communications: Howard Groedel, 1660 West 2nd Street,, Suite 1100,, Cleveland,, Ohio (OH), 44113, 216.583.7000

## Reporting persons
- Joseph E. LoConti (CIK 0001025708): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 26,645,789; shared voting power 0; sole dispositive power 26,645,789; shared dispositive power 0; aggregate amount beneficially owned 26,645,789 (23.73% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK
Name of issuer: RANGE IMPACT, INC.
Address of issuer's principal executive offices: 200 PARK AVENUE, SUITE 4, CLEVELAND, Ohio (OH), 44122
Comment: This Amendment No. 5 ("Fifth Amendment") amends the Reporting Person's initial Schedule 13D filed on November 1, 2018, as amended on February 7, 2019, April 2, 2019, May 27, 2022 and January 23, 2025 (as amended, the "Schedule 13D") with respect to the shares of the Common Stock, par value $0.001 per share ("Common Stock"), of Range Impact, Inc. (the "Company"). Capitalized terms used but not otherwise defined in this Fifth Amendment have the meanings ascribed to such terms in the Schedule 13D. The purpose of this Fifth Amendment is to report a change in the number of shares of the Common Stock of the Company beneficially owned by the Reporting Person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The additional shares of Common Stock beneficially owned by the Reporting Person reflected on this Fifth Amendment were acquired by Tower IV LLC, an Ohio limited liability company ("Tower IV"), in a privately-negotiated transaction with the Company pursuant to a Securities Purchase Agreement between the Company and Tower IV, dated as of September 23, 2025 in exchange for $550,000. The funds used in making this purchase came from Tower IV's working capital. Mr. LoConti is the sole manager of Tower IV.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. LoConti has the sole power to vote and dispose of 26,645,789 shares of the Common Stock of the Company representing approximately 23.73% of the total number of shares of Common Stock of the Company outstanding as of the date of this Fifth Amendment.
Number of shares as to which each person has sole or shared power to vote or dispose: Not applicable.
Transactions in the class effected during the past sixty days: Tower IV acquired 2,333,333 shares of Common Stock of the Company in a privately-negotiated transaction pursuant to a Securities Purchase Agreement entered into between Tower IV and the Company, dated September 23, 2025. The consideration paid by Tower IV for the shares of Common Stock acquired pursuant to the Securities Purchase Agreement was $550,000 or $0.15 per share of Common Stock acquired.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Joseph E. LoConti: /s/ Joseph E. LoConti, Joseph E. LoConti (09/25/2025)